                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                SCHEDULE 14D-1/A

           Tender Offer Statement Pursuant to Section 14(D)(1) of the
                         Securities Exchange Act of 1934
                               (Amendment No. 1)*
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                       Mobley Environmental Services, Inc.
                       (Name of Subject Company [Issuer])
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                               GAP Capital, L.L.C.
                                 Roger J. Pipes
                                    (Bidders)
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                 Class A Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)
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                                  607419-10-8
                      (CUSIP Number of Class of Securities)
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                                   Copy To:
            Roger J. Pipes                         Jeffrey M. Sone, Esquire
          GAP Capital, L.L.C.                        Jackson Walker L.L.P.
     6310 Lemmon Avenue, Suite 202                901 Main Street, Suite 6000
           Dallas, Texas 75209                      Dallas, Texas 75202-3797
            (214) 350-9070                               (214) 953-6000


             (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidder)
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                            CALCULATION OF FILING FEE

Transaction Valuation*                                  Amount of Filing Fee
     $1,431,447                                                $287.00


* For the purpose of calculating the fee only, this amount assumes the purchase of 4,259,650 shares of Class A Common Stock and certain shares of Class B Common Stock that are not subject to the Lock-Up and Voting Agreement of Mobley Environmental Services, Inc. at $.25 per share as well as 168,000 shares of Class A Common Stock that may in the future be issued to four individuals pursuant to agreements dated May 29, 1997.

[X] Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ...................... $171.00
Form or Registration No.: .................... Schedule 14D-1
Filing Party: ................................ GAP Capital, L.L.C.
Dated Filed:  ................................ June 11, 1999

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1)   Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons
     (entities only):
     GAP Capital, L.L.C.
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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A) [X]
     (B) [ ]
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3)   SEC Use Only
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4)   Sources of Funds (See Instructions): WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
     or 2(f)
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6)   Citizenship of Place of Organization: Texas.
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7)   Aggregate Amount Beneficially Owned by Each Reporting Person: 3,279,508
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8)   Check if the Aggregate Amount in Row (7) Excludes Certain Shares
     (See Instructions)
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9)   Percent of Class Represented by Amount in Row (7): 43.5%
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10)  Type of Reporting Person (See Instructions):  OO
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1)   Names of Reporting Persons, I.R.S. Identification Nos. Of Above Persons
     (entities only):
     Roger J. Pipes, individually and as beneficiary of R. J. Pipes Pension and Profit Sharing Plan and R. J. Pipes Money Purchase Pension Plan
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (A) [X]
     (B) [ ]
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3)   SEC Use Only
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4)   Sources of Funds (See Instructions):  AF
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
     or 2(f)
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6)   Citizenship of Place of Organization:  United States
--------------------------------------------------------------------------------
7)   Aggregate Amount Beneficially Owned by Each Reporting Person:  24,593
--------------------------------------------------------------------------------
8)   Check if the Aggregate Amount in Row (7) Excludes Certain Shares
     (See Instructions)
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9)   Percent of Class Represented by Amount in Row (7): .58%
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10)  Type of Reporting Person (See Instructions):  IN
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

SCHEDULE 14D-1 - AMENDMENT NO. 1

         This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on June 11, 1999 (as amended, the "Schedule 14D-1") relates to the tender offer by GAP Capital, L.L.C., a Texas limited liability company (the "Purchaser"), to purchase all outstanding shares of the Class A common stock, par value $.01 per share (the "Class A Shares"), of Mobley Environmental Services, Inc., a Delaware corporation (the "Company"), at a purchase price of $.25 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 1999 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-1, as supplemented by the Supplement thereto, dated July 13, 1999 (the "Supplement"), which is attached as Exhibit (a)(8) hereto and the related Letter of Transmittal, which is attached as Exhibit (a)(2) to the Schedule 14D-1, which, together with any amendments or supplements thereto, constitute the "Offer." Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         Item 1(b) is hereby amended and supplemented by reference to the Introduction and Section 1 of the Supplement, which Introduction and Section 1 are incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         Items 2(a)-(d) and (g) are hereby amended and supplemented by reference to the Introduction and Section 3 of the Supplement, which Introduction and
Section 3 are incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         Item 3(b) is hereby amended and supplemented by reference to the Introduction and Section 5 of the Supplement, which Introduction and Section 5 are incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Items 4(a) and (b) are hereby amended and supplemented by reference to
Section 4 of the Supplement, which Section 4 is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         Items 5(a) - (e) are hereby amended and supplemented by reference to the Introduction and Sections 5 and 6 of the Supplement, which Introduction and Sections 5 and 6 are incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Items 6(a) and (b) are hereby amended and supplemented by reference to
Section 6 of the Supplement, which Section 6 is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Item 7 is hereby amended and supplemented by reference to the Introduction and Sections 5 and 6 of the Supplement, which Introduction and Sections 5 and 6 are incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Item 9 is hereby amended and supplemented by reference to Section 3 of the Supplement, which Section 3 is incorporated herein by reference.

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ITEM 10. ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented by the Supplement, which Supplement is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibit:

         (a) (8)   Supplement to Offer to Purchase, dated July 13, 1999.

         (a) (9)   Amended Letter of Transmittal.

         (a) (10) Amended Letter from Purchaser to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

         (a) (11) Amended Letter from Brokers, Dealers, Banks, Trust Companies and Other Nominees to Clients.

         (a) (12)  Amended Notice of Guaranteed Delivery.

         (a) (13)  Letter regarding Extension of Offer.

         (a) (14) Press Release issued by Purchaser regarding Extension of Offer dated July 13, 1999.

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 1999

                                       GAP CAPITAL, L.L.C.,
                                       a Texas limited liability company


                                       By: /s/ Roger J. Pipes
                                          ------------------------------------
                                               Roger J. Pipes, Manager


                                       /s/ Roger J. Pipes
                                       ---------------------------------------
                                       Roger J. Pipes, Manager of GAP Capital,
                                       L.L.C.

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Exhibits:


Exhibit Number               Item
--------------               ----
(a) (8)                      Supplement to Offer to Purchase.

(a) (9)                      Amended Letter of Transmittal.

(a) (10)                     Amended Letter from Purchaser to Brokers, Dealers,
                             Banks, Trust Companies and Other Nominees.

(a) (11)                     Amended Letter from Brokers, Dealers, Banks, Trust
                             Companies and Other Nominees to Clients.

(a) (12)                     Amended Notice of Guaranteed Delivery.

(a) (13)                     Letter regarding Extension of Offer.

(a) (14)                     Press Release issued by Purchaser regarding Extension of
                             Offer dated July 13, 1999.